Filed by Colonnade Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colonnade Acquisition Corp. II

Commission File No.: 001-40184

This filing relates to the proposed merger (the “Business Combination”) involving Colonnade Acquisition Corp. II (“CLAA”) with Plastiq Inc. (“Plastiq”), pursuant to the terms of that certain Agreement and Plan of Merger among CLAA, Plastiq, and Pasadena Merger Sub Inc., dated as of August 3, 2022.

The following article was published on December 5, 2022.

Plastiq to Participate in December 2022 Investor Conferences

SAN FRANCISCO & WEST PALM BEACH, Fla.—(BUSINESS WIRE)— Plastiq Inc. (“Plastiq” or the “Company”), the B2B payment platform powering the small and midsize business (“SMB”) economy, announced today that the Company’s management team will be participating in the following conferences in December 2022. The presentations will be available via live webcast and archived replay on Plastiq’s investor relations website at https://www.plastiq.com/investors

Plastiq and Colonnade Acquisition Corp. II (NYSE: CLAA) announced in August 2022 that they have entered into a definitive business combination agreement, valued at an estimated enterprise value of approximately $480 million at closing.

UBS Global TMT Conference

Date: December 7, 2022

Location: New York, NY

DA Davidson FinTech and Payments Conference

Date: December 8, 2022

Location: New York, NY

About Plastiq

Founded in 2012, Plastiq is a leading B2B payments company for SMBs. Plastiq has helped tens of thousands of businesses improve cash flow with instant access to working capital, while automating and enabling control over all aspects of accounts payable and receivable. Plastiq provides growing finance teams with technology and know-how once reserved for only large enterprises. The flagship product, Plastiq Pay, pioneered a way for businesses to pay suppliers by credit card regardless of acceptance as an alternative to expensive, scarce bank loan options. Plastiq Accept offers an alternative to expensive merchant services, enabling businesses to accept credit cards with no merchant fees and get paid across any customer touch point, including a website, invoice, checkout process, and in person via QR code. The Plastiq Connect API suite enables platforms, marketplaces, and ERPs, to expand B2B payment options for payables and receivables in their native customer experience while outsourcing payment execution, risk, and compliance. In prior funding rounds, Plastiq raised more than $140 million in funding and is backed by Kleiner Perkins, B Capital Group, Khosla Ventures, and other top tier investors.

About Colonnade Acquisition Corp. II

Colonnade Acquisition Corp. II is a blank check company, which was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or companies. Colonnade Acquisition Corp. II completed its IPO in March 2021 and is headquartered in West Palm Beach, FL.

Important Information and Where to Find It

The business combination between Plastiq and Colonnade (the “Business Combination”) will be submitted to shareholders of Colonnade for their consideration. Colonnade intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the Business Combination, which will include preliminary and definitive proxy statements to be distributed to Colonnade’s shareholders in connection with Colonnade’s solicitation for proxies for the vote by Colonnade’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Plastiq’s stockholders in connection with the completion of the Business Combination. After the Registration Statement has been filed and declared effective, Colonnade will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. Colonnade’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Colonnade’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about Colonnade, Plastiq and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by Colonnade, without charge, at the SEC’s website located at http://www.sec.gov. In addition, the documents filed by Colonnade may be obtained free of charge from Colonnade’s website at http://www.claacq.com/our-companies/colonnade-acquisition-corp-ii or by written request to Colonnade at 1400 Centrepark Blvd, Suite 810, West Palm Beach, FL 33401.

Participants in the Solicitation

Colonnade, Plastiq and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Colonnade’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Colonnade’s shareholders in connection with the Business Combination will be set forth in Colonnade’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Colonnade’s directors and executive officers in Colonnade’s Annual Report on Form 10-K filed with the SEC on April 15, 2022 (the “Annual Report”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an applicable exemption from the registration requirements thereof.

Forward-Looking Statements

This press release includes “forward-looking statements’’ within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Colonnade’s and Plastiq’s expectations with respect to future performance and anticipated financial impacts of the Plastiq Short-Term Financing program and the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Colonnade’s and Plastiq’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Colonnade and Plastiq. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of Colonnade or Plastiq is not obtained; (iii) failure to realize the anticipated benefits of the Plastiq Short-Term Financing program or the Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to Plastiq; (v) future global, regional or local economic and market conditions; (vi) the development, effects and enforcement of laws and regulations; (vii) Plastiq’s ability to manage future growth; (viii) changes in the market for Plastiq’s products and services, including Plastiq Short-Term Financing; (ix) the amount of redemption requests made by Colonnade’s public stockholders; (x) the ability of Colonnade or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future; (xi) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xii) and those factors discussed in Colonnade’s Annual Report under the heading “Risk Factors,” and other documents of Colonnade filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colonnade nor Plastiq presently know or that Colonnade and Plastiq currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colonnade’s and Plastiq’s expectations, plans or forecasts of future events and views as of the date of this press release. Colonnade and Plastiq anticipate that subsequent events and developments will cause Colonnade’s and Plastiq’s assessments to change. However, while Colonnade and Plastiq may elect to update these forward-looking statements at some point in the future, Colonnade and Plastiq specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Colonnade’s and Plastiq’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Investor Contact:

PlastiqIR@icrinc.com

Media Contact:

Dan.Brennan@icrinc.com